UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

Comverse Technology, Inc.

2.	Name of Persons Relying on Exemption:

Cadian Capital Management, LLC
Cadian Fund LP
Cadian Master Fund LP
Cadian Offshore Fund Ltd.
Cadian GP, LLC
Eric Bannasch

3.	Address of Persons Relying on the Exemption:

c/o Cadian Capital Management, LLC
461 Fifth Avenue, 24th Floor
New York, NY 10017

4.	Written Material. The following written materials are attached:

Press release including letter from Cadian Capital Management, LLC to Shareholders of Comverse Technology, Inc., dated October 17, 2011

(Written material follows on next page.)

CADIAN CAPITAL MANAGEMENT, LLC URGES COMVERSE TECHNOLOGY, INC. SHAREHOLDERS TO VOTE AGAINST THREE DIRECTORS AT ANNUAL MEETING

NEW YORK, NY — October 17, 2011 — Cadian Capital Management, LLC issued the following letter today to the shareholders of Comverse Technology, Inc. (NASDAQ: CMVT) urging shareholders to join with Cadian in voting “AGAINST” directors Raz Alon, Joseph O’Donnell and Theodore H. Schell at Comverse’s annual meeting of shareholders scheduled to be held on November 16, 2011:

PLEASE DO NOT RETURN ANY PROXY MATERIALS TO
COMVERSE TECHNOLOGY, INC. UNTIL YOU READ THIS LETTER.

YOUR VOTE IS MORE IMPORTANT THIS YEAR THAN EVER BEFORE.

CADIAN CAPITAL MANAGEMENT, LLC PLANS TO VOTE “AGAINST” THREE OF THE EIGHT DIRECTORS
UP FOR RE-ELECTION THIS YEAR (MESSRS. ALON, O’DONNELL AND SCHELL).

PLEASE JOIN US BY ALSO VOTING “AGAINST” ON YOUR PROXY.

October 17, 2011

Dear Fellow Shareholders of Comverse Technology, Inc.:

The Annual Meeting of Shareholders of Comverse Technology, Inc. (the “Company”) is scheduled for November 16, 2011.  You may have already received, or will soon receive, proxy materials directly from the Company.  Eight incumbent directors are up for re-election at the Annual Meeting.

Cadian Capital Management, LLC, together with the other members of the Cadian Capital Group listed below, collectively beneficially own approximately 4.18% of the Company’s outstanding shares of common stock.  THE CADIAN CAPITAL GROUP PLANS TO VOTE “AGAINST” DIRECTORS RAZ ALON, JOSEPH O’DONNELL AND THEODORE H. SCHELL, IN PART FOR THE REASONS OUTLINED BELOW, AND URGES SHAREHOLDERS TO JOIN WITH US IN THIS EFFORT.

SEND A MESSAGE THAT SHAREHOLDERS WANT MANAGEMENT AND THE BOARD TO BE HELD ACCOUNTABLE FOR THE COMPANY’S:

Poor Stock Price Performance

•
On March 14, 2006, the Company announced it was investigating a stock option backdating fraud. Since January 1, 2007 - after the initial decline surrounding the option accounting issues - the Company’s stock price has declined by approximately an additional 68%.  While the S&P has declined by approximately 15% over this same period, we believe the Company’s massive underperformance can be attributed to a number of factors, including poor operating decisions, failed hiring decisions, a flawed accounting restatement strategy, and misguided compensation policies. All of these problems under the Board’s supervision have resulted in the destruction of over one billion dollars of shareholder value, and a five-year restatement process.

Poor Operating Performance

•
Since 2007, Comverse Network Systems (CNS) business revenues have declined by approximately 21%, materially underperforming its peers.  Additionally, CNS has averaged approximately 1% operating margins over the past five years, while its peers have averaged in the mid to high teens over the same period.

•	The Company spent years and lost tens of millions of dollars trying to fix the Netcentrex acquisition, where the decision to wind down the asset should have been made years ago.

Poor Corporate Governance and Internal Controls

•	The Company has not held an annual meeting of shareholders since June 2005, denying shareholders the opportunity to express their views on the Board.

•	The Company did not file an Annual Report on Form 10-K or Quarterly Report on Form 10-Q with the SEC for a more than five-year period (April 20, 2005 to October 4, 2010).

•	The Company has failed to remedy the numerous material weaknesses in its disclosure controls and procedures and internal control over financial reporting.

Poor Management of Accounting Restatement

•	The Company originally told investors it would complete its restatement in the Fall of 2008. Instead, the Company took five years and only completed its restatement earlier this year.

•	The Company has spent more than $550 million on legal and accounting fees since 2006.

•
As a result of the Company’s failure to file required periodic reports with the SEC, the Company’s common stock was delisted from NASDAQ on June 1, 2007.  The Company needed more than four years to regain compliance with NASDAQ’s listing standards, and was within weeks of being deregistered by the SEC.

Poor Management Decisions

•
The Board oversaw the ill-fated hiring and subsequent departure of CEO Andre Dehan (April 2007 – February 2011), CFO Joe Chinnici (June 2008 – May 2009), CFO Stephen Swad (May 2009 – October 2010), as well as two General Counsels.  The Company’s CNS unit still does not have a permanent operating CEO or CFO in place.

•	Since 2007, a total of 13 senior executives of the Company and its subsidiaries have either resigned or been terminated.

Poor Compensation Practices

•
The Company paid former CEO Andre Dehan more than $18,000,000 in cash and stock from his appointment in 2007 through his resignation less than four years later, during a time period in which the Company’s stock price plummeted approximately 68%.  In our view, this is pay for no performance.

•
Shareholders have not been able to elect directors for six years despite an alarming array of serious problems confronting the Company.  During this time, the Board has increased its own annual cash and stock compensation from a median of approximately $35,000 in FY2006 to between $250,000 and $500,000 in each of FY2007, 2008, 2009, 2010, and 2011.  Shareholders have paid Board members more than $14,000,000 in cash and stock over the past five years, while the Company’s stock has declined more than 68% during this same period.  We believe directors’ compensation should be significantly reduced going forward.

Your “AGAINST” vote matters because directors of the Company are elected by a “majority of votes cast,” meaning that the number of shares voted “for” a nominee must exceed the number of votes cast “against” that nominee in order for that person to be elected as a director.  Accordingly, your “AGAINST” vote has the ability to effect real change on the Company’s Board.

The Cadian Capital Group is a long-term, significant shareholder of the Company whose interests are aligned with yours.  Like you, we have a vested interest in the Company’s success.  We are voting “AGAINST” because we believe these directors must be held accountable for the significant destruction of shareholder value that has occurred on their watch.

IT IS TIME FOR A CHANGE.  We want directors who are accountable to shareholders, whose interests are closely aligned with shareholders and who have substantive experience that is relevant to the core business of the Company and its majority-owned subsidiary, Verint Systems, Inc.  We therefore urge the Company to nominate to the Board directors with relevant operating experience like Richard N. Nottenburg, and/or substantial ownership interest in the Company like A. Alexander Porter (two directors not included in the Company’s current slate for its Annual Meeting) in order to best maximize shareholder value.  Your vote “AGAINST” directors ALON, O’DONNELL AND SCHELL will send a strong message to the Company that shareholders demand these immediate changes to the Board.

For these reasons, the Cadian Capital Group urges you to join us in voting “AGAINST” directors ALON, O’DONNELL AND SCHELL.

The Cadian Capital Group consists of the following persons: Cadian Capital Management, LLC, Cadian Fund LP, Cadian Master Fund LP, Cadian Offshore Fund, Ltd., Cadian GP, LLC and Eric Bannasch.

Sincerely,

/s/ Eric Bannasch

Eric Bannasch
Managing Member
Cadian Capital Management, LLC

Vote “AGAINST” Today for Comverse Technology, Inc. Directors
ROZ ALON, JOSEPH O’DONNELL AND THEODORE H. SCHELL.

You should receive Comverse Technology, Inc.’s proxy materials directly from the Company, along with a proxy card and postage-paid return envelope.  We expect that the Company will provide you with instructions on how to vote by telephone via an 800 phone number and via the Internet.  The Cadian Capital Group is not soliciting proxies, so please cast your vote “AGAINST” directors Raz Alon, Joseph O’Donnell and Theodore H. Schell directly on the Company’s proxy card by signing, dating and returning the proxy card that you receive from the Company or by submitting your proxy by phone or the Internet.

Only your latest dated proxy card counts so you can change your vote even if you previously voted.  The Annual Meeting is scheduled for November 16, 2011.

If you need assistance in voting your shares by telephone, Internet or mail, please call Morrow & Co., LLC at 800.662.5200 or 203.658.9400.

This is not a solicitation of authority to vote your proxy.  Do not send us your proxy card as it will not be accepted.

Cadian Capital is an equity long/short hedge fund manager with a focus on the technology sector.